

Feigl Angela · 3rd

Board Member at Quaesītus Corp

Vienna, Vienna, Austria · 500+ connections · **Contact info**

 **DigitAll360**

EMLYON Business S

Experience



Co-Founder and Board Member
DigitAll360
Jan 2020 – Present · 9 mos
Vienna, Austria

Digitall360 is a management consulting company that focuses on transforming organizations through people and technology. From recruitment to building digital business models, we can assist you in making your organization more successful and sustainable by choosing the most efficient tools and practices in alignment with your unique context, setup, culture and strategy.

   **Explore Digitall360**



Board Member
Quaesītus Corp
Jul 2019 – Present · 1 yr 3 mos

VP of Global Growth – Enterprise Solutions

MPS Interactive Systems
Dec 2018 – Present · 1 yr 10 mos
Orlando, Florida, United States

Establishes and implements the long term vision and strategy for TOPSIM Corporate Business (sales and revenue growth strategies, initiatives and policies in alignment with the strategic objectives of the group) with key activities in the following areas:

International Key Account Management and (Corporate Business) Development; **...see mor**



Head of TOPSIM Operations Americas and Global Key Accounts

TOPSIM GmbH

Jul 2018 – Present · 2 yrs 3 mos

Dallas/Fort Worth Area

With over 36 years of experience in integrating Business and Management Simulations in Corporate Training and blended learning solutions, we assure that the learning and development experience we provide is impactful, sustainable and effective, through triggering the key principles of adult learning. **...see mor**



Senior Consultant - TOPSIM GLOBAL International Clients & Partnerships

TATA Interactive Systems GmbH

Jan 2016 – Jul 2018 · 2 yrs 7 mos

Dallas/Fort Worth Area

Show 5 more experiences ⌄

Education



EMLYON Business School
Master of Business Administration (M.B.A.), Executive MBA, Executive MBA
2014 – 2016

A unique degree for developing entrepreneurial leadership competencies in a fast-changing world and join a community of over 20.000 Alumni in a business school known as the European Leader in Corporate Entrepreneurship.

The Society of NLP
Master (currently), Neurolinguistic Programming (NLP), Master
2012 – 2013

Université Paris Dauphine
Pre-research degree, DEA International Economics
2004 – 2005

Ranked 4th of the year.

Show 2 more education ⌄

Volunteer Experience

Event Organization
Association Autrichienne à Paris
Mar 2004 • 1 mo
Arts and Culture



